VIA EDGAR
                                                               February 10, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention:  Tia Jenkins
            Senior Assistant Chief Accountant
            Office of Beverages, Apparel and Health Care Services

                RE: TEFRON LTD.
                FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31,
                2009 FILED JULY 13, 2010
                FILE NO. 001-14680

     Dear Sir:

     We enclose herewith our response to the comments raised by the Staff in its comment letter, dated January 13, 2011 ("the Letter"), with respect to Form
     20-F of Tefron Ltd. ("the Company" or "Tefron") filed on July 13, 2010
     ("2009 20-F") and a response letter submitted by the Company on December
     23, 2010. We have noted the Staff's comments in bold typeface and Tefron's responses in regular typeface. The numbering corresponds to the numbers of the comments in the Staff's above referenced Letter.

     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

     1.   WE NOTE IN YOUR RESPONSE TO COMMENT NINE OF OUR LETTER DATED NOVEMBER
          8, 2010 THAT THE INFORMATION CONTAINED IN THE INDICATED FORMS 6-K WAS
          THE RESULT OF CORRESPONDENCE BETWEEN THE COMPANY AND THE ISRAELI
          SECURITIES AUTHORITY REGARDING THE INTERPRETATION OF CERTAIN ISRAELI
          AUDITING STANDARD AND REGULATIONS WITH RESPECT TO THE MANNER OF HOW TO
          DISCLOSE UNCERTAINTIES WHICH WERE IN PLACE AT THE TIME OF ISSUANCE
          (MARCH 2010) AND WHICH DID NOT EXIST AT THE TIME THE FORM 20-F WAS
          SUBMITTED. PLEASE FURTHER EXPLAIN TO US HOW THOSE DISCLOSED
          UNCERTAINTIES DID NOT EXIST AT THE TIME THE FORM 20-F WAS FILED ON
          JULY 13, 2010. WE FURTHER NOTE THAT YOUR AUDITOR CONTINUES TO INCLUDE
          AN EMPHASIS PARAGRAPH FOR UNCERTAINTIES IN THE REVIEW REPORTS AS OF
          JUNE 30, 2010 (FORM 6-K FURNISHED AUGUST 24, 2010) AND SEPTEMBER 30,
          2010 (FORM 6-K FURNISHED DECEMBER 8, 2010) FINANCIAL STATEMENTS.

     2.   WE NOTE IN YOUR RESPONSE TO COMMENT NINE OF OUR LETTER DATED NOVEMBER
          8, 2010 THAT BASED ON YOUR AUDITORS' FIRM POLICY, YOUR INDEPENDENT
          AUDITORS CONCLUDED THAT AN EXPLANATORY PARAGRAPH IS NOT REQUIRED TO BE
          INCLUDED IN THEIR AUDIT REPORT ISSUED ON JULY 13, 2010 IN ACCORDANCE
          WITH PCAOB STANDARDS. PLEASE FURTHER EXPLAIN TO US THEIR BASIS FOR THE
          CONCLUSION THAT A SEPARATE EMPHASIS PARAGRAPH FOR UNCERTAINTIES WAS
          NOT NECESSARY IN THE AUDIT REPORT, PURSUANT TO AU SECTION 508.19.

     3.   TO THE EXTENT THAT YOUR AUDITORS CONTINUE TO BELIEVE A SEPARATE
          EMPHASIS PARAGRAPH FOR YOUR MATERIAL UNCERTAINTIES IS NOT NECESSARY IN
          THE AUDIT REPORT ON YOUR DECEMBER 31, 2009 FINANCIAL STATEMENTS FILED
          WITH YOUR FORM 20-F, PLEASE EXPLAIN TO US THE DIFFERENCES BETWEEN THE
          ISRAELI SECURITIES REGULATIONS AND ISRAELI AUDITING STANDARDS, AND THE
          US SECURITIES REGULATIONS AND PCAOB STANDARDS THAT RESULTED IN AN
          EMPHASIS PARAGRAPH ONLY BEING INCLUDED IN THE AUDIT REPORT FILED WITH
          THE ISRAELI SECURITIES AUTHORITY.

     4.   IN YOUR RESPONSE TO PRIOR COMMENT NUMBER NINE, YOU INDICATE THAT YOU
          SUBMITTED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 TO
          THE ISRAELI SECURITIES AUTHORITY IN MARCH, 2010. WE ALSO NOTE THAT ON
          JULY 13, 2010 YOU FILED A FORM 20-F THAT CONTAINED FINANCIAL
          STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009. YOU FURTHER STATE
          THAT NOTE 1 TO THE FINANCIAL STATEMENTS CONTAINED IN THE FORM 20-F
          REFLECTED "ALL UNCERTAINTIES AND OTHER MATERIAL INFORMATION WHICH WAS
          IN PLACE AT THE TIME OF ISSUANCE OF THE COMPANY'S FINANCIAL
          STATEMENTS." PLEASE TELL US WHAT DATE THE FINANCIAL STATEMENTS
          SUBMITTED TO THE ISRAELI SECURITIES AUTHORITY IN MARCH, 2010 WERE
          AUTHORIZED FOR ISSUE.

In response to the Staff's comments, the Company would like to clarify the following which addresseses all of the Staff's comments in the Letter:

For the purpose of issuing the independent auditors' report on the audited financial statements, which were audited based on PCAOB standards and issued as part of the Company's 2009 Form 20-F on July 13, 2010 (the date the auditors concluded the audit based on PCAOB standards), the auditors concluded that the financial position of the Company did not raise substantial doubts about an entity's ability to continue as a going concern for a reasonable period of time
(e.g., to December 31, 2010), and, as such, the auditors issued an unqualified standard audit opinion.

The conclusion reached for issuing the opinion described above is based on the provisions of SAS 59 (AU 341), "The Auditor's Consideration of an Entity's
Ability to Continue as a Going Concern," which requires that auditors evaluate on every audit whether any conditions or events were noted during the audit up to the date of the auditors' report that indicate that there could be substantial doubt about the entity's ability to continue as a going concern. The auditors' responsibility for this evaluation is expressly limited in SAS 59 to considering whether there is substantial doubt about the entity's ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the balance sheet being audited.

As such, our auditors performed, before filing the 20-F, the following procedures with regard to their assessment and conclusion as to the Company's ability to continue as a going concern through at least December 31, 2010:

     o    our auditors reviewed an analysis prepared by the Company addressing the going concern issue, together with the plan and forecast for 2010 as presented and approved by the Company's Board of Directors;

     o    our auditors discussed with management their basis for the assumptions used to prepare the forecast in order to determine whether these assumptions were reasonable;

     o    our auditors discussed with the management the level of planned revenues to be generated;

     o    our auditors reviewed the assumptions the Company used in the prior year analysis and compared them to actual results for the fiscal year
          2009 and verified the Company used assumptions in line with actual results from the prior year in its current year analysis. The 2010 budget reflected the company's plan and actions that were under its control to reduce costs and increase efficiency;

     o    the Company prepared estimates of cash flows which showed a positive cash balance throughout 2010. The auditors examined the analysis and the assumptions used in preparing it and concurred with management's conclusion that the Company has the ability to continue to operate as a going concern through December 31, 2010;

     o    our auditors reviewed a "worst case scenario" analysis prepared by the
          Company. Our auditors discussed with management their basis for the assumptions used to prepare the forecast in order to determine whether these assumptions were reasonable;

     o    our auditors read all board minutes, legal letters and bank waivers to identify possible covenant violations. In accordance with the new agreement, entered into on March 2, 2010 between the Company and its bank lenders, the Company was required to be in compliance with certain financial covenants, including the following financial ratio:
          the Company's Earnings Before Interest, Taxes, Depreciation and
          Amortization ("EBITDA") should be positive according to the Company's
          2010 consolidated financial statements (this financial covenant was amended by agreement with the bank lenders on July 11, 2010, requiring
          EBITDA of not more than a negative EBITDA of $2.1 million). The waiver for the covenant violation covered the period up to December 31, 2010;
          and

     o    The auditors also evaluated the positive and negative indicators as follows:

          Negative indicators:

               1.   The Company incurred a significant loss of approximately
                    $17M in the year ended December 31, 2009;

               2.   The Company generated negative cash flow in the year ended
                    December 31, 2009 and had negative working capital as of
                    December 31, 2009; and

               3.   Due to the crisis in the global economy, and the decrease in demand (decrease in revenues from $173M in 2008 to $115M
                    2009) and because the Company incurred significant losses, the Company required additional financing sources.

          Positive indicators:

               1.   Turnaround Plan: During the first half of 2010, and
                    specifically more intensely in the second quarter of the
                    year, the Company started implementing a turnaround plan
                    including cost reduction, improving efficiency, and setting detailed operative and commercial targets;

               2.   Reorganization of the Company's debt structure with the
                    banks: On March 2, 2010, the Company signed a final
                    agreement with its bank lenders which included a financial reorganization of the credit line that the banks provided
                    the Company. Within the framework of the final agreement,
                    the Company credit lines was increased to $30.75 million.

               3.   In March 2010, the Company had raised a total of $4 million from shareholders by way of a rights offering.

               4.   During the second quarter of 2010, the Company estimated
                    that it would not meet the EBITDA covenant for 2010 that was agreed upon between the Company and its three bank lenders.
                    On July 11, 2010, before the filing of the 20-F, the Company was granted a waiver from the banks for its expected
                    inability to meet the EBITDA covenant up to December 31,
                    2010, as follows: the agreement with the bank lenders dated
                    March 2, 2010 included a covenant for positive EBITDA for
                    the Company's 2010 consolidated financial statements. This financial covenant was amended by agreement with the bank
                    lenders on July 11, 2010, requiring an EBITDA of not more
                    than a negative EBITDA of $2.1 million.

Based on the auditors' review of the related cash flow projections and conducting the above mentioned procedures, the auditors concluded that there were no substantial doubts as to the Company's ability to continue to operate as a going concern through December 31, 2010. Additionally, the auditor considered the need for relevant disclosures as discussed in paragraph 11 of AU 341 which are included in Note 1 and Note 24 to the financial statements.

With regard to the different considerations between U.S auditing standards and
Israeli auditing standards:

U.S. AUDITING STANDARDS - With regard to the consideration given to the inclusion in the audit report of a separate emphasis of a matter paragraph for material uncertainties, the Company would like to note that AU Section 508.19 states that emphasis paragraphs are never required; they may be added solely at the auditor's discretion. The section further gives examples of matters the auditor may wish to emphasize such as:

               o    that the entity is a component of a larger business
                    enterprise;

               o    that the entity has had significant transactions with
                    related parties;

               o    unusually important subsequent events; and

               o    accounting matters, other than those involving a change or changes in accounting principles, affecting the
                    comparability of the financial statements with those of the preceding periods.

None of these examples refer to uncertainties which we faced at the time we issued the 20-F and were adequately disclosed within the financial statements.

Furthermore, we would like to note that SAS 79 amended SAS 58 "Report on audited financial statements," to eliminate the requirement that, when certain criteria are met, an uncertainties explanatory paragraph be included in the auditors'
report. In issuing SAS 79, the Auditing Standards Board believed that, because such matters are required to be adequately disclosed in the financial statements, there is no need for reference to these matters in the auditors'
report.

The Company believes that all uncertainties matters were fairly disclosed in
Note 1 and Note 24 to its financial statements as of the filing of the Form 20-F
(I.E., reaching a final agreement with the banks, completion of a rights offering, and reaching a new leasing agreement on the Company's premises). Based on the above, our auditors concluded that an emphasis of a matter paragraph was not required to be included in their audit report issued on July 13, 2010 in accordance with the PCAOB standards, for matters such as uncertainties driving from liquidity problems.

ISRAELI AUDITING STANDARDS - In accordance with Israeli Auditing Standard No. 72
(par. 12) and Israeli Securities Authority ("ISA") guidelines, an auditor should include an emphasis of a matter paragraph for, among other things, uncertainties resulting from liquidity matters that do not raise substantial doubt as to an entity's ability to continue as a going concern. As such, our auditors added an emphasis of a matter paragraph in their audit report which was included in the
Company's audited financial statements filed with the ISA and subsequently clarified.

It should be clarified that the emphasis of a matter paragraph that was added in the auditors' report which was included in the Company's financial statements filed with the ISA is not an explanatory paragraph on the Company's ability to continue as a going concern, but rather a reference to the Company's liquidity uncertainties as detailed in Note 1 to its financial statements.

As indicated in our previous response to the SEC, in a letter dated November 8,
2010 - Staff comment number 9, all the information contained in the indicated
Form 6-K's filed in July 2010 was the result of correspondence between the
Company and the ISA regarding the interpretation of certain Israeli auditing standards and regulations with respect to the manner of how to disclose uncertainties which were in place at the time of issuance (I.E., - March 2010).
In the abovementioned correspondence, the Company was asked by the ISA to clarify to the public how the independent auditors' report and Note 1 to the
Company's financial statements would have been changed had the Company been required to comply with the interpretation of the ISA related to the form of the emphasis of a matter paragraph when the financial statements were originally issued in March 2010. The conclusion was that as of March 28, 2010 there was no need for an explanatory paragraph on the Company's ability to continue as a going concern, but only an emphasis of a matter paragraph making reference to the Company's liquidity uncertainties. Some uncertainties continue to be relevant, but less extensive as for 2010, and as such, in accordance with
Israeli Auditing Standards and ISA guideline, in the review reports, there continue to be references to those uncertainties. As already mentioned above, all uncertainties were and are disclosed in the financial statements. .

In accordance with the Israeli Companies Law, the Company's Board of Directors
is required to approve financial statements before their issuance. As such, the
Company's Board of Directors approved the financial statements in March 2010 and also re-approved them on July 7, 2010.

In connection with the Staff's comment number 4 in the Letter, we would also like to note that the Company's audited financial statements as of December 31,
2009, which were audited based on Israeli auditing standards, were filed, after the board approval, on March 29, 2010, after concluding that the audit was conducted in accordance with Israeli audit standards and with ISA regulations
(and were furnished on April 29, 2010 on a Form 6-K), while the audited financial statements as of the same date, the audit of which was based on PCAOB standards and concluded only on July 13, 2010, were included in the Company's
2009 Form 20-F, which was filed on July 13, 2010, after having been re-approved by the Company's Board of Directors and Audit Committee in accordance with all legal procedures.

                                     * * * *

     If you have any questions or concerns, please call the undersigned at
                                +972-3-928-2220.

                               Very truly yours,

                               /s/ Eran Rotem
                               Eran Rotem
                               Chief Financial Officer

     cc: Perry Wildes, Adv.